Exhibit 7.1
April 23, 2009
Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, Florida 33401
Attn:	John T. English — President and Chief Executive Officer Board of Directors
Dear Mr. English and Members of the Board of Directors:
We were disappointed to see the announcement of Florida Public Utilities Company’s (“FPU”) proposed merger with Chesapeake Utilities Corporation (“Chesapeake”), especially given that we have not received a response to our April 10, 2009 letter wherein we offered to acquire all of the issued and outstanding shares of common stock, par value $1.50, of FPU (the “FPU Common Stock”) for $73,398,060, or $12.00 per share (the “April 10 Offer Price”). Your shareholders would have received approximately 1.53 shares of common stock of Energy West (based on the average closing price of Energy West common stock for the 20 trading days preceding April 10) for each share of FPU Common Stock held. We believe that our April 10 Offer Price compares favorably to the Chesapeake offer.
Moreover, had we known that you were in discussions with another party, we may have been in a position to increase our April 10 Offer Price. Given that is the responsibility of a Board of Directors in a change in control transaction to ensure that it has negotiated the best price for the shareholders, we believe that you must seriously consider your fiduciary duties to the FPU shareholders, of which we are the second largest, as well as review the process that you followed when accepting Chesapeake’s offer and not responding to our April 10 offer. Based on our understanding of the process that the Board followed and the information that is available regarding the Chesapeake offer, we expect to vote “no” on the proposed merger with Chesapeake and may determine in the future to encourage others to vote “no” as well.
We are currently evaluating our options with respect to FPU, the Chesapeake offer and our offer to purchase all of the outstanding shares of FPU Common Stock. In the meantime, we would ask that you re-examine your sale process and evaluate whether you have achieved the best price for FPU shareholders.

Very truly yours,
By:	/s/ Richard M. Osborne
Richard M. Osborne, Chairman and CEO